Our file ref. : GSS/M201

Date : 21 February 2008
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W,
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	4 December 2007	Change in Boardroom 1. Retirement of Dato' Mohammed Hussein from the Deputy President & Chief Financial Officer ("CFO") and as Executive Director of Maybank. 2. Appointment of Dato' Aminuddin Md Desa as the Executive Director and Chief Financial Officer of Maybank.
2.	12 December 2007	Transfer of the Islamic Banking Business from Maybank to Maybank Islamic Berhad ("MIB") pursuant to the Business Acquisition Agreement dated 16 November 2007 between Maybank and MIB ("Business Acquisition Agreement").
3.	3 January 2008	Notice of Extraordinary General Meeting ("EGM")
4.	23 January 2008	Extraordinary General Meeting ("EGM") Proposed Bonus Issue of up to 987,277,005 New Ordinary Shares of RM1.00 Each in Maybank ("Maybank Shares(s)") to be Credited as Fully Paid-Up on the Basis of One (1) New Maybank Shares for Every Four (4) Existing Maybank Shares Held ("Proposed Bonus Issue")

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

No.	Date of Announcement	Description of Document
5.	24 January 2008	Bonus Issue Proposed Bonus Issue of up to 987,277,005 New Ordinary Shares of RM1.00 Each in Maybank ("Maybank Shares(s)") to be Credited as Fully Paid-Up on the Basis of One (1) New Maybank Shares for Every Four (4) Existing Maybank Shares Held
6.	29 January 2008	Notice of Bonus Entitlement
7.	20 February 2008	Notice of Book Closure
8.	20 February 2008	Second Quarterly Report for the Financial Period Ended 31 December 2007

Yours faithfully
for **MAYBANK**,



MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Encs

Change in Boardroom
Reference No **MB-071203-45904**

Company Name	:	MALAYAN BANKING BERHAD
Stock Name	:	MAYBANK
Date Announced	:	04/12/2007

Date of change	:	**30/01/2008**
Type of change	:	**Retirement**
Designation	:	**Executive Director**
Directorate	:	**Executive**
Name	:	**Dato' Mohammed Hussein**
Age	:	**57**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Commerce (Accounting), University of Newcastle, Australia; AMP (Harvard)**
Working experience and occupation	:	**Dato' Mohammed Hussein joined the Maybank Group in 1977 and has worked in various capacities within the Group, including as Managing Director of Aseambankers Malaysia Berhad. He was appointed as an Executive Director of Maybank on 1 November 2000. He is also the Deputy President & Chief Financial Officer of Maybank.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**443,400 shares**
Remarks	:	**Dato' Mohammed Hussein will retire as the Deputy President & Chief Financial Officer ("CFO") and as an Executive Director of Maybank effective 30 January 2008. In relation thereto, Maybank is pleased to announce that Dato' Aminuddin Md Desa, previously the Chief Executive Officer / Director of Mayban Fortis Holdings Berhad as well as the Head of Insurance and Takaful Business of the Group, will be succeeding Dato' Mohammed Hussein as Executive Director and CFO of Maybank. Maybank would also wish to announce that Dato' Aminuddin Md Desa was appointed as CFO Designate effective 1 December 2007 until 30 January 2008, after which his appointment as Executive Director and CFO of Maybank will take effect on 31 January 2008.**

Change in Boardroom

Reference No **MB-071203-48756**

Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: **MAYBANK**
Date Announced	: **04/12/2007**

Date of change	: **31/01/2008**
Type of change	: **Appointment**
Designation	: **Executive Director**
Directorate	: **Executive**
Name	: **Dato' Aminuddin Md Desa**
Age	: **45**
Nationality	: **Malaysian**
Qualifications	: **Diploma in Accountancy, UiTM;** **Advanced Diploma in Business Studies (Insurance), UiTM;** **Associate, Malaysian Insurance Institute;** **Associate, Chartered Insurance Institute, UK.**
Working experience and occupation	: **Dato' Aminuddin Md Desa has over 20 years' working experience in the insurance industry. He was the Chief Executive Officer of Takaful Nasional Sdn Bhd from 2001 to 2005 prior to being appointed as the Chief Executive Officer of Mayban Fortis Holdings Berhad in December 2005, a position he held until 30 November 2007.**
Directorship of public companies (if any)	: **Nil**
Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
Remarks	: **Dato' Aminuddin Md Desa will be appointed as the Executive Director and Chief Financial Officer ("CFO") of Maybank on 31 January 2008 to succeed Dato' Mohammed Hussein who will retire as the Deputy President & CFO and as an Executive Director of Maybank on 30 January 2008. Dato' Aminuddin Md Desa is currently the CFO Designate of Maybank effective 1 December 2007 until 30 January 2008.**



Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 12/12/2007 05:13:05 PM
Reference No MB-071212-60037

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

Transfer of the Islamic Banking Business from Maybank to Maybank Islamic Berhad ("MIB") pursuant to the Business Acquisition Agreement dated 16 November 2007 between Maybank and MIB ("Business Acquisition Agreement")

* **Contents :-**

We refer to our announcements dated 23 March 2007 and 4 October 2007 in respect of the establishment of a subsidiary to undertake the Islamic banking business of Maybank.

We wish to announce that we have today obtained an order from the High Court of Malaya (" Court Order") to effect and vest over the assets and liabilities of the Islamic Banking Business of Maybank in Malaysia as defined in the Business Acquisition Agreement ("Islamic Banking Business") to MIB. In accordance with the said Court Order and the terms and conditions of the Business Acquisition Agreement, the effective date of transfer and vesting of the Islamic Banking Business shall be on 1 January 2008.

This announcement is dated 12 December 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **CU-080103-57127**

Submitting Merchant Bank : ASEAMBANKERS MALAYSIA BERHAD
Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 03/01/2008

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR THE "COMPANY") -NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")**

Contents :

Aseambankers Malaysia Berhad, on behalf of Maybank, wishes to announce that the Company's EGM will be held at 51st Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur on, 23 January 2008, Wednesday at 11.30 a.m. or any adjournment thereof, for the purpose of seeking the shareholders' approval for the resolution set out in the notice of EGM dated 4 January 2008 ("Notice"). A copy of the Notice is attached herewith for your attention.

This announcement is dated 3 January 2008.


notice of EGM.pdf

General Announcement
Reference No **CU-080122-61413**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 23/01/2008

Type	: Announcement
Subject	: MALAYAN BANKING BERHAD'S ("MAYBANK") EXTRAORDINARY GENERAL MEETING ("EGM") PROPOSED BONUS ISSUE OF UP TO 987,277,005 NEW ORDINARY SHARES OF RM1.00 EACH IN MAYBANK ("MAYBANK SHARE(S)") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF ONE (1) NEW MAYBANK SHARE FOR EVERY FOUR (4) EXISTING MAYBANK SHARES HELD ("PROPOSED BONUS ISSUE")
Contents	: We refer to the announcements made on 15 November 2007, 3 January 2008 and 21 January 2008 in respect of the Proposed Bonus Issue. On behalf of the Board of Directors of Maybank, Aseambankers Malaysia Berhad is pleased to announce that at the EGM of Maybank held today, the shareholders of Maybank have approved the resolution as set out in the notice of EGM dated 4 January 2008. This announcement is dated 23 January 2008.

Ratio : 1 : 4
Rights Issues/Offer Price :

Remarks :
The maximum number of Bonus Shares which may be listed and quoted is 987,277,005 shares.

The Bonus Shares will be listed and quoted on the Main Board of Bursa Malaysia Securities Berhad on 21 February 2008, being the next market day immediately after the books closing date.

The Company will issue and despatch notices of allotment to the entitled shareholders by 27 February 2008.

Entitlements (Notice of Book Closure)
Reference No **CU-080115-35397**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 24/01/2008

EX-date	: 18/02/2008
Entitlement date	: 20/02/2008
Entitlement time	: 05:00:00 PM
Entitlement subject	: Bonus Issue
Entitlement description	: Proposed Bonus Issue up to 987,277,005 new ordinary shares of RM1.00 each in Maybank ("Maybank Share(s)") to be credited as fully paid-up on the basis of one(1) new Maybank Share for every four(4) existing Maybank Shares held
Period of interest payment	: to
Financial Year End	:
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: Malayan Banking Berhad 14th Floor, Menara Maybank 100, Jalan Tun Perak 50050 Kuala Lumpur, Malaysia Telephone no.: 03-2070 8833
Payment date	:
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 20/02/2008
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	: 18/02/2008
c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.	:
Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Ratio

LISTING'S CIRCULAR NO. L/Q : 48435 OF 2008

Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 29/01/2008

Subject : MAYBANK - NOTICE OF BONUS ENTITLEMENT

Contents : **Bonus Issue up to 987,277,005 new ordinary shares of RM1.00 each in Maybank ("Maybank Share(s)") to be credited as fully paid-up on the basis of one(1) new Maybank Share for every four(4) existing Maybank Shares held.**

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Bonus Issue"]
as from : [18 February 2008]

2) The last date of lodgement : [20 February 2008]

3) Retention Money : Where securities are not delivered in time for registration by the seller, then the brokers concerned :-

a) Selling Broker to deduct [**1/5**] , of the Selling Price against the Selling Client.

b) Buying Broker to deduct [**20%**] of the Purchase Price against the Buying Client.

c) Between Broker and Broker, the deduction of [**1/5**] of the Transacted Price is applicable.

Remarks,

"Bursa Malaysia Securities Bhd would like to clarify that on the basis of settlement taking place on 21 February 2008 with bonus issue of **MAYBANK** shares of RM1.00 each, any shareholder who is entitled to receive **MAYBANK** bonus issue shares, may sell any or all of his **MAYBANK** shares arising from the bonus issue beginning the Ex-Date (18 February 2008).

For example, if Mr X purchases 400 **MAYBANK** shares on cum basis on 15 February 2008, Mr X should receive 400 shares on 20 February 2008. As a result of the bonus issue, 500 **MAYBANK** shares will be credited into Mr X's CDS account on the night of 20 February 2008 being the Book Closing Date. Therefore, Mr X can sell the bonus issue shares of 500 on or after the Ex-Date ie from18 February 2008 onwards."



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MALAYAN BANKING on 20/02/2008 06:38:39 PM
Reference No MB-080220-60529

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MALAYAN BANKING BERHAD**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **MOHD NAZLAN MOHD GHAZALI**
*	Designation	: **COMPANY SECRETARY**

* Entitlement date :**26/03/2008**

* Entitlement time :**05:00:00 PM**

* Entitlement subject :**Second interim dividend**

* Entitlement description

Second interim dividend of 15 sen per share less tax 26%

Period of interest payment : to

Financial Year End :**30/06/2008**

Share transfer book & register of members will be closed from :**27/03/2008** to **28/03/2008**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration, Corporate & Legal Services
14th Floor Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Payment date :**07/04/2008**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**26/03/2008**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**24/03/2008**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : **Ratio** ● **RM** **Percentage**

* Entitlement in RM (RM) :**0.15**

Remarks



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 20/02/2008 06:32:54 PM
Reference No MB-080219-36158

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2008**

*** Quarter** : **1 Qtr ● 2 Qtr 3 Qtr 4 Qtr Other**

*** Quarterly report for the financial period ended** : **31/12/2007**

*** The figures** : **have been audited ● have not been audited**

Please attach the full Quarterly Report here:

Maybank Group FS -Dec07(BOD).

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2007	31/12/2006	31/12/2007	31/12/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	4,001,770	3,459,963	7,923,875	7,000,075
2	Profit/(loss) before tax	1,033,229	1,133,414	2,047,331	2,004,247
3	Profit/(loss) for the period	726,181	828,495	1,478,142	1,414,418

4	Profit/(loss) attributable to ordinary equity holders of the parent	730,954	792,274	1,466,383	1,360,955
5	Basic earnings/(loss) per share (sen)	18.76	20.66	37.66	35.64
6	Proposed/Declared dividend per share (sen)	15.00	40.00	32.50	40.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.9872	4.9361

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2007 [16]	31/12/2006 [16]	31/12/2007 [16]	31/12/2006 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,994,263	2,639,053	5,905,154	5,260,131
2	Gross interest expense	1,579,602	1,388,306	3,178,926	2,719,131

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

Group	Note	2nd Quarter Ended		Cummulative 6 Months Ended	
		31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Continuing Operations					
Interest income	A15	**2,994,263**	2,639,053	**5,905,154**	5,260,131
Interest expense	A16	**(1,579,602)**	(1,388,306)	**(3,178,926)**	(2,719,131)
Net interest income		**1,414,661**	1,250,747	**2,726,228**	2,541,000
Income from Islamic Banking Scheme operations:					
Gross operating income		**212,625**	190,940	**435,044**	381,629
Profit equalisation reserves		**1,531**	34,992	**(11,338)**	91,192
	A27b	**214,156**	225,932	**423,706**	472,821
		1,628,817	1,476,679	**3,149,934**	3,013,821
Non-interest income	A17	**636,335**	775,959	**1,246,558**	1,314,432
Net income		**2,265,152**	2,252,638	**4,396,492**	4,328,253
Overhead expenses	A18	**(1,053,972)**	(981,269)	**(2,063,034)**	(1,874,095)
Operating Profit		**1,211,180**	1,271,369	**2,333,458**	2,454,158
Allowance for losses on loans, advances and financing	A19	**(177,569)**	(140,913)	**(285,621)**	(452,745)
		1,033,611	1,130,456	**2,047,837**	2,001,413
Share of profits in associated companies		**(382)**	2,958	**(506)**	2,834
Profit before taxation		**1,033,229**	1,133,414	**2,047,331**	2,004,247
Taxation & Zakat	B5	**(307,048)**	(304,919)	**(569,189)**	(589,829)
Profit for the period		**726,181**	828,495	**1,478,142**	1,414,418
Attributable to:					
Equity holders of the parent		**730,954**	792,274	**1,466,383**	1,360,955
Minority Interest		**(4,773)**	36,221	**11,759**	53,463
		726,181	828,495	**1,478,142**	1,414,418
Earnings per share attributable to equity holders of the parent	B13				
Basic		***18.76 sen***	*20.66 sen*	***37.66 sen***	35.64 sen
Fully diluted		**18.73 sen**	20.56 sen	**37.60 sen**	35.35 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

Bank		2nd Quarter Ended		Cummulative 6 Months Ended	
		31 December 2007	31 December 2006	31 December 2007	31 December 2006
	Note	RM'000	RM'000	RM'000	RM'000
Continuing Operations					
Interest income	A15	**2,818,656**	2,417,777	**5,547,750**	4,833,831
Interest expense	A16	**(1,485,717)**	(1,257,802)	**(2,986,712)**	(2,463,272)
Net interest income		**1,332,939**	1,159,975	**2,561,038**	2,370,559
Income from Islamic Banking Scheme operations:					
Gross operating income		**209,144**	186,956	**428,212**	373,638
Profit equalisation reserves		**2,398**	35,980	**(10,225)**	91,290
	A27b	**211,542**	222,936	**417,987**	464,928
		1,544,481	1,382,911	**2,979,025**	2,835,487
Non-interest income	A17	**433,934**	717,216	**864,247**	1,066,564
Net income		**1,978,415**	2,100,127	**3,843,272**	3,902,051
Overhead expenses	A18	**(875,950)**	(819,764)	**(1,725,151)**	(1,571,621)
Operating Profit		**1,102,465**	1,280,363	**2,118,121**	2,330,430
Allowance for losses on loans, advances and financing	A19	**(237,889)**	(141,805)	**(383,132)**	(465,587)
Profit before taxation		**864,576**	1,138,558	**1,734,989**	1,864,843
Taxation & Zakat	B5	**(231,360)**	(307,868)	**(457,847)**	(569,838)
Profit for the period		**633,216**	830,690	**1,277,142**	1,295,005

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated In Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2007

		GROUP		BANK	
		31 December 2007	30 June 2007	31 December 2007	30 June 2007
	Note	RM'000	RM'000	RM'000	RM'000
ASSETS					
Cash and short-term funds		**35,781,460**	37,597,422	**33,523,565**	34,200,909
Deposits and placements with financial institutions		**15,550,274**	17,348,421	**13,518,156**	15,560,914
Securities purchased under resale agreements		**116,798**	258,772	**116,798**	258,772
Securities portfolio	A9	**37,255,656**	33,691,730	**32,399,795**	28,624,945
Loans, advances and financing	A10	**148,621,768**	140,864,736	**144,139,626**	136,223,498
Derivative assets		**671,651**	394,870	**670,369**	390,406
Other assets	A11	**3,320,313**	3,375,394	**2,009,777**	1,920,608
Investment properties		**40,724**	40,750	**-**	-
Statutory deposits with Central Banks		**4,951,104**	5,652,233	**4,791,927**	5,339,337
Investment in subsidiaries		**-**	-	**2,764,195**	2,763,929
Interests in associates		**44,656**	43,601	**40,939**	40,739
Property, plant and equipment		**1,188,919**	1,151,686	**1,031,289**	987,195
Intangible assets		**206,640**	193,072	**189,471**	184,462
Deferred tax assets		**971,880**	1,016,730	**942,748**	951,526
Life, general takaful and family takaful fund assets		**15,344,250**	15,037,859	**-**	-
TOTAL ASSETS		**264,066,093**	256,667,276	**236,138,655**	227,447,240
LIABILITIES					
Deposits from customers	A12	**182,847,736**	163,676,762	**169,519,207**	149,576,055
Deposits and placements of banks and other financial institutions	A13	**29,891,574**	29,534,690	**34,491,069**	32,683,020
Obligations on securities sold under repurchase agreements		**318,357**	9,957,065	**318,357**	10,489,855
Bills and acceptances payable		**2,161,423**	2,930,070	**2,156,242**	2,922,088
Derivative liabilities		**760,806**	656,705	**739,028**	644,860
Other liabilities	A14	**4,860,957**	5,089,567	**3,764,936**	3,896,973
Recourse obligation on loans sold to Cagamas		**1,881,907**	2,455,762	**1,881,907**	2,455,762
Provision for taxation and zakat		**848,011**	1,019,790	**829,305**	980,741
Deferred tax liabilities		**69,485**	96,810	**-**	-
Subordinated obligations	A13	**4,987,113**	6,344,048	**4,987,113**	6,344,048
Life, general takaful and family takaful fund liabilities		**3,921,911**	1,194,914	**-**	-
Life, general takaful and family takaful policy holders' funds		**11,422,339**	13,842,945	**-**	-
TOTAL LIABILITIES		**243,971,619**	236,799,128	**218,687,164**	209,993,402

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2007

		GROUP		BANK	
		31 December 2007	30 June 2007	31 December 2007	30 June 2007
	Note	RM'000	RM'000	RM'000	RM'000
SHAREHOLDERS' EQUITY					
Share capital		**3,897,575**	3,889,225	**3,897,575**	3,889,225
Reserves		**15,540,331**	15,308,431	**13,553,916**	13,564,613
		19,437,906	19,197,656	**17,451,491**	17,453,838
Minority Interest		**656,568**	670,492	**-**	-
Total equity		**20,094,474**	19,868,148	**17,451,491**	17,453,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**264,066,093**	256,667,276	**236,138,655**	227,447,240
COMMITMENTS AND CONTINGENCIES	A24	**180,050,305**	175,392,450	**177,268,289**	171,957,142
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**9.73%**	10.06%	**9.44%**	9.82%
Risk-weighted capital ratio		**13.88%**	15.14%	**12.75%**	14.11%
After deducting dividend payable					
Core capital ratio:		**9.17%**	9.43%	**8.83%**	9.13%
Risk-weighted capital ratio:		**13.32%**	14.51%	**12.14%**	13.42%
				0	
Net assets per share attributable to equity holders of the parent		**RM4.99**	RM4.94	**RM4.48**	RM4.49

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
	<===== Non Distributable						=====>				
At 1 July 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	19,197,656	670,492	19,868,148
Currency translation differences	-	-	2,354	-	-	(15,939)	-	-	(13,585)	-	(13,585)
Unrealised net loss on revaluation of securities available-for-sale	-	-	-	-	(183,846)	-	-	-	(183,846)	-	(183,846)
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	25,683	25,683	(25,683)	-
Net gain/(loss) not recognised in the income statement	-	-	2,354	-	(183,846)	(15,939)	-	25,683	(171,748)	(25,683)	(197,431)
Net profit for the period	-	-	-	-	-	-	-	1,466,383	1,466,383	11,759	1,478,142
Total recognised income/(expense) for the period	-	-	2,354	-	(183,846)	(15,939)	-	1,492,066	1,294,635	(13,924)	1,280,711
Share-based payment under ESOS	-	-		-	-	-	1,321	-	1,321	-	1,321
Transfer to/from statutory reserves	-	-	320,000	-	-	-	-	(320,000)	-	-	-
Issue of ordinary shares pursuant to ESOS	8,351	73,322	-	-	-	-	-	-	81,673	-	81,673
Dividend paid	-	-	-	-	-	-	-	(1,137,379)	(1,137,379)	-	(1,137,379)
At 31 December 2007	3,897,576	3,008,892	4,244,342	15,250	221,742	(99,933)	62,549	8,087,488	19,437,906	656,568	20,094,474

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

	<==== Non Distributable ====>							Distributable			
GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	-	77,211	77,211		77,211
- Effects of adopting FRS 128	-	-	-	-	-	-	-	25,765	25,765	(100,000)	(74,235)
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,911,186	16,868,802	608,475	17,477,277
- Effects of adopting FRS 140	-	-	-	-	-	-	-	10,244	10,244	-	10,244
	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,921,430	16,879,046	608,475	17,487,521
Currency translation differences	-	-	(462)	-	-	(92,055)	-	-	(92,517)	-	(92,517)
Net increase in fair value of securities	-	-	-	-	343,342	-	-	-	343,342	-	343,342
Net gain/(loss) not recognised in the income statement	-	-	(462)	-	343,342	(92,055)	-	-	250,825	-	250,825
Net Profit for the period	-	-	-	-	-	-	-	1,414,418	1,414,418	53,463	1,467,881
Total recognised income/(expense) for the period	-	-	(462)	-	343,342	(92,055)	-	1,414,418	1,665,243	53,463	1,718,706
Share-based payment under ESOS	-	-	-	-	-	-	54,428	-	54,428	-	54,428
Transfer to statutory reserves	-	-	(69,947)	-	-	-	-	69,947	-	-	-
Issue of ordinary shares pursuant to ESOS	46,500	395,590	-	-	-	-	-	-	442,090	-	442,090
Dividend Paid	-	-	-	-	-	-	-	(964,663)	(964,663)	(409)	(965,072)
At 31 December 2006	3,843,447	2,533,397	3,903,508	15,250	315,863	(33,919)	57,466	7,441,132	18,076,144	661,529	18,737,673

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

	<==========Non Distributable				==========>		Distributable	
BANK	**Share Capital RM'000**	**Share Premium RM'000**	**Statutory Reserve RM'000**	**Unrealised Holding Reserve/(Deficit) RM'000**	**Exchange Fluctuation Reserve RM'000**	**Other Reserves RM'000**	**Retained Profits RM'000**	**Total Equity RM'000**
At 1 July 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	17,453,838
Currency translation differences	-	-	(130)	-	13,378	-	-	6,141
Unrealised net gain on revaluation of securities available for sale	-	-	-	(238,352)	-	-	-	(238,352)
Net gain/(loss) not recognised in the income statement	-	-	(130)	(238,352)	13,378	-	-	(232,211)
Net profit for the period	-	-	-	-	-	-	1,277,142	1,277,142
Total recognised income/(expense) for the period	-	-	(130)	(238,352)	13,378	-	1,277,142	1,052,038
Share-based payment under ESOS	-	-	-	-	-	1,321	-	1,321
Transfer to statutory reserve	-	-	320,000	-	-	-	(320,000)	-
Issue of ordinary shares pursuant to ESOS	8,351	73,322	-	-	-	-	-	81,673
Dividend piad	-	-	-	-	-	-	(1,137,379)	(1,137,379)
At 31 December 2007	3,897,576	3,008,892	4,209,640	44,912	22,038	62,549	6,205,884	17,451,491

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

BANK	<==============Non Distributable				==============>		Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Equity RM'000
At 1 July 2006								
As previously stated	3,796,947	2,137,807	3,871,493	(21,206)	112,690	-	5,376,363	15,274,094
- Effects of adopting FRS2	-	-	-	-	-	3,038	(1,984)	1,054
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	77,211	77,211
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	(21,206)	112,690	3,038	5,451,590	15,352,359
Currency translation differences	-	-	(602)	-	(53,725)	-	-	(54,327)
Net decrease in fair value of securities	-	-	-	249,604	-	-	-	249,604
Net gain/(loss) not recognised in the income statement	-	-	(602)	249,604	(53,725)	-	-	195,277
Net profit for the period	-	-	-	-	-	-	1,295,005	1,295,005
Total recognised income/(expense) for the period	-	-	(602)	249,604	(53,725)	-	1,295,005	1,490,282
Share-based payment under ESOS	-	-	-	-	-	54,428	-	54,428
Transfer to Statutory Reserves	-	-	510	-	-	-	(510)	-
Issue of ordinary shares pursuant to ESOS	46,500	395,590	-	-	-	-	-	442,090
Dividend paid	-	-	-	-	-	-	(964,663)	(964,663)
At 31 December 2006	3,843,447	2,533,397	3,871,401	228,398	58,965	57,466	5,781,422	16,374,496

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2007

	GROUP		BANK	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Profit before taxation	**2,047,331**	2,004,247	**1,734,989**	1,864,843
Adjustments for non-operating and non-cash items	**1,804,714**	334,455	**1,517,504**	219,792
Operating profit before working capital changes	**3,852,045**	2,338,702	**3,252,493**	2,084,635
Changes in working capital:-				
Net changes in operating assets	**(10,062,048)**	(16,074,883)	**(9,969,665)**	(13,050,098)
Net changes in operating liabilities	**9,190,457**	10,757,505	**10,671,594**	11,793,646
Tax expense and zakat paid	**(655,790)**	(585,828)	**(523,641)**	(529,204)
Net cash generated from operations	**2,324,664**	(3,564,504)	**3,430,781**	298,979
Net cash (used in)/generated from investing activities	**(117,673)**	(91,547)	**(116,889)**	301,462
Net cash (used in)/generated from financing activities	**(2,942,544)**	(965,916)	**(2,942,545)**	(965,916)
	(3,060,217)	(1,057,463)	**(3,059,434)**	(664,454)
Net change in cash and cash equivalents	**(735,553)**	(4,621,967)	**371,347**	(365,475)
Cash and cash equivalents at beginning of period *	**36,517,013**	32,067,138	**33,152,218**	27,570,845
Cash and cash equivalents at end of period	**35,781,460**	27,445,171	**33,523,565**	27,205,370
* Cash and cash equivalents at beginning of period				
Cash and short term funds as previously reported	**37,597,422**	32,035,395	**34,200,909**	27,542,452
Effects of foreign exchange rate changes	**(1,080,409)**	31,743	**(1,048,691)**	28,393
As restated	**36,517,013**	32,067,138	**33,152,218**	27,570,845

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The condensed interim financial statements of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The condensed interim financial statements were not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007. These explanatory notes attached to the condensed interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2007.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2007 except for the adoption of the following Financial Reporting Standards ("FRS's") effective from the financial periods beginning 1 July 2007:

FRS 117 Leases
FRS 124 Related Party Transaction
FRS 6 Exploration for and Evaluation of Mineral Resources
FRS 107 Cash Flow Statements
FRS 111 Construction Contracts
FRS 112 Income Taxes
FRS 118 Revenue
FRS 119 Employee Benefits
FRS 120 Accounting for Government Grants and Disclosures of Government Assistance
FRS 126 Accounting and Reporting by Retirements Benefit Plans
FRS 129 Financial Reporting in Hyperinflationary Economies
FRS 134 Interim Financial Reporting
FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The adoption of FRS's 124, 6, 107, 111, 112, 118, 119, 120, 126, 129, 134 and 137 does not result in significant changes in accounting policies of the Group and the Bank. The principal effects of the changes in accounting policies resulting from the adoption of FRS 117 is discussed in Note A1(a) below.

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

A1. Basis of Preparation (Contd.)

(a) **FRS 117: Leases. Leasehold land held for own use**

Prior to 1 July 2007, lease of land held for own use was classified as property, plant and equipment and was stated at cost less amortisation and impairment loss. The adoption of the revised FRS 117: Leases with effect from 1 July 2007 resulted in a change in the accounting policy relating to the classification of leases of land. Under FRS 117, lease of land and buildings are classified as operating or finance leases in the same way as leases of other assets. As a result, leasehold land held for own use is now classified as operating lease. The up-front payments made represent prepaid land lease payment and is amortised on a straight-line basis over the remaining lease term.

The Group and the Bank have applied the change in accounting policy in respect of leasehold land in accordance with the transitional provisions of FRS 117. At 1 July 2007, the unamortised carrying amount of leasehold land is classified as prepaid land lease payments. The reclassification of leasehold land as prepaid land lease payments has been accounted for retrospectively. Certain comparatives of the balance sheets of the Group and the Bank as at 30 June 2007 have been restated as set out in Note 28(b). There were no effects on the income statements of the Group and the Bank for the financial quarter ended 31December 2007.

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) **Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments**

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) **Valuation of Investment Properties**

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

(iii) **Impairment of Goodwill**

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

A2. Significant Accounting Estimates and Judgments (contd.)

(iv) Impairment of Other Intangible Assets

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) Liabilities of Insurance Business

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) Deferred Tax and Incomes Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2007 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the second financial quarter ended 31 December 2007.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 December 2007, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank.

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 31 December 2007.

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,889,224,521 as at 30 June 2007 to RM3,897,575,921 as at 31 December 2007, from the issuance of 8,351,400 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
2,828,900	RM 9.23
746,500	RM 9.87
1,749,000	RM 9.92
3,027,000	RM10.19

A8. Dividends Paid

A final dividend of 40.0 sen per share less 27% income tax for the financial year ended 30 June 2007, amounting to RM1,137.379,104 was paid on 15 November 2007.

Subsequent to 31 December 2007, a first interim dividend of 17.5 sen per share less 26% tax for the financial year ending 30 June 2008, amounting to RM504,736,083 was paid on 16 January 2008.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio

	Note	Group 31 December 2007 RM'000	Group 30 June 2007 RM'000	Bank 31 December 2007 RM'000	Bank 30 June 2007 RM'000
Securities held-for-trading	(i)	**1,049,107**	2,032,634	**361,465**	1,447,227
Securities available-for-sale	(ii)	**34,815,455**	29,124,704	**31,193,085**	25,213,654
Securities held-to-maturity	(iii)	**1,391,094**	2,534,392	**845,245**	1,964,064
		37,255,656	33,691,730	**32,399,795**	28,624,945

A9. (i) Securities Held-for-trading

	Group 31 December 2007 RM'000	Group 30 June 2007 RM'000	Bank 31 December 2007 RM'000	Bank 30 June 2007 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	**9,960**	-	-	-
Malaysian Government Treasury Bills	**19,998**	52,997	**19,998**	52,997
Malaysian Government Investment Issues	**14,840**	-	-	-
Bank Negara Malaysia Bills and Notes	**10,819**	867,578	**10,819**	867,578
Total Money Market Instruments	**55,617**	920,575	**30,817**	920,575
Quoted securities:				
Shares	**33,988**	-	**33,988**	-
	33,988	-	**33,988**	-
Unquoted securities:				
Foreign Private Debt Securities	**296,660**	526,652	**296,660**	526,652
Private and Islamic Debt Securities in Malaysia	**662,842**	585,407	-	-
	959,502	1,112,059	**296,660**	526,652
Total securities held-for-trading	**1,049,107**	2,032,634	**361,465**	1,447,227

A9. (ii) Securities Available-for-sale

	Group 31 December 2007 RM'000	Group 30 June 2007 RM'000	Bank 31 December 2007 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**4,671,133**	3,034,542	**4,258,791**	2,377,960
Cagamas Bonds	**678,311**	748,781	**387,806**	462,758
Foreign Government Securities	**3,682,500**	3,261,092	**3,601,798**	3,198,175
Malaysian Government Investment Issues	**4,165,618**	3,873,649	**3,835,802**	3,718,743
Bank Negara Malaysia Bills	-	35,580	-	35,580
Foreign Government Treasury Bills	**1,013,040**	652,052	**884,791**	529,286
Negotiable Instruments of Deposits	**3,779,222**	2,288,651	**5,063,865**	2,676,010
Bankers' Acceptances and Islamic Accepted Bills	**2,021,377**	3,198,835	**2,021,377**	3,198,835
Khazanah Bonds	**931,988**	929,845	**733,551**	734,194
Bank Negara Malaysia Sukuk Ijarah Bonds	**40,000**	40,072	**40,000**	40,072
Bank Negara Malaysia Monetary Notes	**905,583**	-	**905,583**	-
Foreign Certificates of Deposits	**292,817**	230,539	-	-
Total Money Market Instruments	**22,181,589**	18,293,638	**21,733,364**	16,971,613

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**646,333**	631,387	**229,633**	267,733
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**185,288**	164,184	**92,270**	104,342
	831,621	795,571	**321,903**	372,075
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**719,583**	807,028	**510,776**	545,617
Shares, trust units and loan stocks outside Malaysia	**23,009**	23,743	**10,169**	13,747
Private and Islamic Debt Securities in Malaysia	**6,428,511**	4,477,735	**4,374,844**	3,002,583
Malaysian Government Bonds	**286,923**	296,849	**286,923**	296,849
Foreign Government Bonds	**-**	79,367	**-**	-
Foreign Islamic and Private Debt Securities	**4,067,639**	3,837,974	**3,678,526**	3,584,803
Credit Linked Notes	**276,580**	426,367	**276,580**	426,367
Malaysia Global Sukuk	**-**	86,432	**-**	-
	11,802,245	10,035,495	**9,137,818**	7,869,966
				-
Total securities available-for-sale	**34,815,455**	29,124,704	**31,193,085**	25,213,654

A9. (iii) Securities Held-To-Maturity

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	**293,022**	1,025,981	**292,463**	1,025,422
Cagamas Bonds	**139,020**	224,057	**127,278**	212,299
Foreign Government Securities	**232,078**	207,572	**-**	-
Malaysian Government Investment Issues	**80**	80	**-**	-
Total Money Market Instruments	**664,200**	1,457,690	**419,741**	1,237,721
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**386,729**	547,977	**85,349**	197,627
Malaysian Government Bonds	**43,181**	45,139	**43,181**	45,139
Foreign Government Bonds	**10**	9	**-**	-
Foreign Islamic and Private Debt Securities	**314,095**	327,973	**314,095**	327,973
Credit Linked Note	**-**	172,725	**-**	172,725
Others	**2,044**	2,044	**2,044**	2,044
	746,059	1,095,867	**444,669**	745,508
Accumulated impairment losses	**(19,165)**	(19,165)	**(19,165)**	(19,165)
Total securities held-to-maturity	**1,391,094**	2,534,392	**845,245**	1,964,064

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Overdrafts	**13,972,489**	13,801,836	**13,946,459**	13,766,775
Term loans				
- Housing loans/financing	**29,681,375**	26,980,875	**29,513,988**	26,850,921
- Syndicated loan/financing	**10,960,493**	9,954,678	**8,786,479**	7,559,442
- Hire purchase receivables	**27,708,673**	26,121,500	**27,494,212**	26,121,500
- Lease receivables	**5,526**	7,954	**5,526**	7,954
- Other loans/financing	**42,849,937**	41,358,326	**41,505,404**	39,359,046
Credit card receivables	**3,204,322**	2,871,567	**3,204,322**	2,871,567
Bills receivable	**2,066,453**	1,543,665	**2,057,255**	1,511,273
Trust receipts	**2,020,215**	2,969,625	**1,965,267**	2,896,203
Claims on customers under acceptance credits	**8,399,966**	8,434,367	**8,379,257**	8,439,619
Loans/financing to banks and other financial institutions	**10,355,883**	10,289,507	**10,355,418**	10,289,507
Revolving credits	**14,256,020**	13,360,174	**13,965,775**	13,259,610
Staff loans	**1,005,516**	986,795	**951,138**	932,025
Housing loans to				
- Executive directors of the Bank	**109**	123	**109**	123
- Executive directors of subsidiaries	**1,477**	1,719	**1,477**	1,719
Others	**370,177**	180,919	**-**	-
	166,858,631	158,863,630	**162,132,086**	153,867,284
Unearned interest and income	**(11,541,406)**	(11,366,360)	**(11,504,269)**	(11,334,154)
Gross loans, advances and financing	**155,317,225**	147,497,270	**150,627,817**	142,533,130
Allowances for bad and doubtful debts and financing:				
- specific	**(3,900,877)**	(3,875,219)	**(3,824,203)**	(3,696,358)
- general	**(2,794,580)**	(2,757,315)	**(2,663,988)**	(2,613,274)
Net loans, advances and financing	**148,621,768**	140,864,736	**144,139,626**	136,223,498

(i) By type of customer

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	**134,159**	163,268	**133,980**	163,088
- Others	**9,954,532**	9,758,406	**9,946,782**	9,748,355
Domestic business enterprise				
- Small and medium enterprise	**24,468,491**	23,457,406	**24,468,491**	23,464,107
- Others	**21,049,591**	21,390,132	**20,963,239**	21,272,776
Government and statutory bodies	**423,558**	222,050	**423,557**	222,050
Individuals	**55,716,861**	53,329,288	**55,662,535**	53,274,983
Other domestic entities	**193,797**	202,020	**37,046**	46,398
Foreign entities	**434,119**	381,348	**431,061**	361,569
Total domestic operations	**112,375,108**	108,903,918	**112,066,691**	108,553,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	**32,107,812**	28,042,055	**32,107,812**	28,042,055
Hong Kong SAR	**2,474,839**	2,174,984	**2,474,839**	2,174,984
United States of America	**1,118,814**	1,218,424	**1,118,814**	1,218,424
People's Republic of China	**729,255**	696,326	**729,255**	696,326
Vietnam	**429,802**	391,445	**429,802**	391,445
United Kingdom	**1,104,968**	866,331	**1,104,968**	866,332
Brunei	**161,219**	163,049	**161,219**	163,049
Cambodia	**106,721**	104,195	**106,721**	104,195
Bahrain	**327,696**	322,994	**327,696**	322,994
Labuan offshore	**3,455,590**	3,813,701	-	-
Philippines	**774,907**	682,381	-	-
Indonesia	**113,894**	87,813	-	-
Papua New Guinea	**36,600**	29,654	-	-
	42,942,117	38,593,352	**38,561,126**	33,979,804
Gross loans, advances and financing	**155,317,225**	147,497,270	**150,627,817**	142,533,130

(ii) By interest/profit rate sensitivity

	Group 31 December 2007 RM'000	Group 30 June 2007 RM'000	Bank 31 December 2007 RM'000	Bank 30 June 2007 RM'000
Fixed rate				
- Housing loans/financing	**10,612,378**	11,047,846	**10,466,708**	10,860,914
- Hire purchase receivables	**23,747,813**	21,898,806	**23,556,832**	21,731,957
- Other fixed rate loans/financing	**13,668,719**	14,332,124	**13,525,344**	14,199,453
Variable rate				
- Base lending rate plus	**55,899,383**	53,682,867	**55,827,473**	53,614,209
- Cost plus	**16,342,565**	14,442,609	**16,163,986**	14,249,846
- Other variable rates	**35,046,367**	32,093,018	**31,087,474**	27,876,751
Gross loans, advances and financing	**155,317,225**	147,497,270	**150,627,817**	142,533,130

(ii) Total loans by economic purpose

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	**9,860,810**	9,336,069	**9,674,955**	9,114,564
Purchase of transport vehicles	**14,776,457**	13,864,267	**14,768,117**	13,855,560
- less Islamic loans sold to Cagamas	**(700,989)**	(787,228)	**(700,989)**	(787,228)
Purchase of landed properties				
- residential	**24,844,115**	24,621,251	**24,801,196**	24,577,064
- non-residential	**6,341,294**	6,305,032	**6,340,639**	6,304,373
- less Islamic housing loans sold to Cagamas	**(388,652)**	(408,915)	**(388,652)**	(408,915)
Purchase of fixed assets (exclude landed properties)	**5,386**	3,363	**5,386**	3,363
Personal use	**3,272,489**	3,138,004	**3,272,167**	3,138,044
Credit card	**2,950,671**	2,631,699	**2,950,671**	2,631,699
Purchase of consumer durables	**16,801**	50,335	**16,765**	50,301
Construction	**5,245,241**	5,547,948	**5,243,905**	5,546,112
Working capital	**44,398,527**	43,352,732	**44,390,417**	43,357,532
Others	**1,752,958**	1,249,361	**1,692,114**	1,170,857
Total domestic operations	**112,375,108**	108,903,918	**112,066,691**	108,553,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	**32,107,812**	28,042,055	**32,107,812**	28,042,055
Hong Kong SAR	**2,474,839**	2,174,984	**2,474,839**	2,174,984
United States of America	**1,118,814**	1,218,424	**1,118,814**	1,218,424
People's Republic of China	**729,255**	696,326	**729,255**	696,326
Vietnam	**429,802**	391,445	**429,802**	391,445
United Kingdom	**1,104,968**	866,331	**1,104,968**	866,332
Brunei	**161,219**	163,049	**161,219**	163,049
Cambodia	**106,721**	104,195	**106,721**	104,195
Bahrain	**327,696**	322,994	**327,696**	322,994
Labuan Offshore	**3,455,590**	3,813,701	-	-
Philippines	**774,907**	682,381	-	-
Indonesia	**113,894**	87,813	-	-
Papua New Guinea	**36,600**	29,654	-	-
	42,942,117	38,593,352	**38,561,126**	33,979,804
Gross loans, advances and financing	**155,317,225**	147,497,270	**150,627,817**	142,533,130

(iii) Non-performing loans by economic purpose

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	**329,384**	339,314	**278,663**	272,047
Purchase of transport vehicles	**148,434**	137,861	**148,298**	137,394
Purchase of landed properties				
- residential	**2,448,192**	2,584,797	**2,446,126**	2,582,761
- non-residential	**484,263**	473,242	**484,263**	473,242
Purchase of fixed assets (exclude landed properties)	-	9,625	-	9,625
Personal use	**254,536**	258,919	**254,533**	258,919
Credit card	**51,952**	42,902	**51,952**	42,902
Purchase of consumer durables	**1,201**	1,299	**1,201**	1,299
Construction	**690,911**	678,537	**690,911**	678,537
Working capital	**2,673,381**	2,619,262	**2,667,172**	2,619,262
Others	**423,769**	477,892	**421,172**	458,908
Total domestic operations	**7,506,023**	7,623,650	**7,444,291**	7,534,896
Overseas operations:				
Singapore	**366,172**	408,636	**366,172**	408,636
Hong Kong SAR	**14,852**	33,927	**14,852**	33,927
Brunei	**38,178**	37,378	**38,178**	37,378
Vietnam	**10,139**	27,738	**10,139**	27,738
People's Republic of China	**2,027**	8,514	**2,027**	8,514
Cambodia	**3,432**	3,584	**3,432**	3,584
Labuan Offshore	**1,404**	52,653	-	-
Papua New Guinea	**2,940**	3,223	-	-
Philippines	**64,338**	58,911	-	-
	503,482	634,564	**434,800**	519,777
	8,009,505	8,258,214	**7,879,091**	8,054,673

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd]

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows

	Group		Bank	
	31 December 2007 RM'000	**30 June 2007 RM'000**	**31 December 2007 RM'000**	**30 June 2007 RM'000**
At beginning of the period	**8,258,214**	9,211,938	**8,054,673**	8,757,597
Non-performing during the period	**2,267,259**	4,506,633	**2,214,856**	4,470,979
Reclassified as performing	**(1,026,736)**	(3,004,543)	**(1,014,000)**	(2,853,189)
Acquisition of businesses of KBB and AMEX	**-**	77,008	**-**	77,008
Transfer from subsidiaries		-	**-**	22,554
Recovered	**(1,056,712)**	(1,122,873)	**(973,813)**	(1,047,068)
Amount written off	**(418,319)**	(846,928)	**(387,347)**	(825,719)
Converted to Investment Securities	**(44,600)**	(63,799)	**(44,600)**	(63,798)
Converted to Properties	**(5,700)**	-	**(5,700)**	-
Sale of NPL	**-**	(512,313)	**-**	(512,313)
Exchange differences and expenses debited	**36,099**	13,091	**35,022**	28,622
At end of the period	**8,009,505**	8,258,214	**7,879,091**	8,054,673
Less: Specific allowance	**(3,900,877)**	(3,875,219)	**(3,824,203)**	(3,696,358)
Net non-performing loans, advances and financing	**4,108,628**	4,382,995	**4,054,888**	4,358,315
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**2.69%**	3.03%	**2.74%**	3.11%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows

	Group		Bank	
	31 December 2007 RM'000	**30 June 2007 RM'000**	**31 December 2007 RM'000**	**30 June 2007 RM'000**
Specific Allowance				
At beginning of the period	**3,875,219**	4,010,299	**3,696,358**	3,805,936
Allowance made during the period	**911,697**	1,733,021	**898,982**	1,687,783
Amount written back in respect of recoveries	**(460,436)**	(584,810)	**(376,891)**	(569,397)
Acquisition of businesses of KBB and AMEX	**-**	50,709	**-**	50,709
Amount written off	**(418,319)**	(1,233,023)	**(387,347)**	(1,211,814)
Transfer to general allowance	**(5,191)**	(32,724)	**(2,617)**	(9,812)
Transferred to impairment lossess in value of securities	**(7,738)**	(8,488)	**(7,738)**	(8,488)
Transfer to restructured/rescheduled loans	**(1,192)**	(39,055)	**(1,192)**	(33,765)
Exchange differences	**6,837**	(20,710)	**4,648**	(14,794)
At end of the year	**3,900,877**	3,875,219	**3,824,203**	3,696,358

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows

	Group 31 December 2007	Group 30 June 2007	Bank 31 December 2007	Bank 30 June 2007
General Allowance				
At beginning of the year	**2,757,315**	2,415,073	**2,613,274**	2,258,397
Allowance made during the year	**47,334**	361,053	**46,443**	343,381
Amount written back	**(13,826)**	(41,802)	**-**	-
Acquisition of business of KBB	**-**	3,419	**-**	3,419
Transfer from subsidiaries	**-**	-	**-**	5,352
Transfer from specific allowance	**5,191**	32,724	**2,617**	9,812
Exchange differences	**(1,434)**	(13,152)	**1,654**	(7,087)
At end of the year	**2,794,580**	2,757,315	**2,663,988**	2,613,274
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	**1.83%**	1.90%	**1.80%**	1.87%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A11. Other Assets

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Interest receivables	**940,103**	813,824	**856,176**	719,037
Prepayments and deposits	**421,457**	422,684	**381,727**	379,040
Other debtors	**1,705,736**	1,897,702	**709,345**	765,715
Tax Recoverable	**127,428**	123,155	**-**	-
Properties -Foreclosed & Acquired in satisfaction of Loan	**125,589**	118,029	**62,529**	56,816
	3,320,313	3,375,394	**2,009,777**	1,920,608

A12. Deposits from Customers

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	**99,304,765**	101,012,633	**86,828,539**	87,798,019
- More than one year	**2,528,990**	3,450,037	**2,216,979**	3,160,018
Money Market deposits	**14,162,886**	-	**14,162,886**	-
Savings deposits	**29,377,232**	27,842,616	**29,000,374**	27,398,458
Demand deposits	**36,068,917**	30,890,786	**35,905,483**	30,738,870
Structured deposits *	**1,404,946**	480,690	**1,404,946**	480,690
	182,847,736	163,676,762	**169,519,207**	149,576,055

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Business enterprises	**65,313,750**	63,413,067	**54,610,687**	52,266,805
Individuals	**87,351,095**	82,080,948	**86,746,241**	81,441,707
Government and statutory bodies	**7,132,259**	8,030,787	**6,837,120**	7,780,128
Others	**23,050,632**	10,151,960	**21,325,159**	8,087,415
	182,847,736	163,676,762	**169,519,207**	149,576,055

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Licensed banks	**23,823,398**	23,815,084	**28,422,893**	26,963,414
Licensed finance companies	**133,232**	222,632	**133,232**	222,632
Licensed merchant banks	**1,652,688**	986,631	**1,652,688**	986,631
Other financial institutions	**4,282,256**	4,510,343	**4,282,256**	4,510,343
	29,891,574	29,534,690	**34,491,069**	32,683,020
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**24,150,082**	24,651,295	**28,754,254**	27,804,605
- More than one year	**5,741,492**	4,883,395	**5,736,815**	4,878,415
	29,891,574	29,534,690	**34,491,069**	32,683,020
Subordinated obligations				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **4,987,113**	[1] 6,344,048	[1] **4,987,113**	[1] 6,344,048

[1] Includes Subordinated Notes of USD300 million. (30 June 2007: USD680 million)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A14. Other Liabilities

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Interest/Profit payable	1,125,349	1,166,598	1,108,926	1,122,645
Provision for outstanding claims	430,220	429,786	-	-
Unearned premium reserves	259,370	275,816	-	-
Profit Equalisation Reserves	75,421	64,205	71,993	61,768
Provisions and accruals	796,845	976,262	706,249	863,474
Due to brokers and clients	347,668	389,751	-	-
Deposits and other creditors	1,826,084	1,787,149	1,877,768	1,849,086
	4,860,957	5,089,567	3,764,936	3,896,973

A15. Interest Income

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,830,848	1,689,981	3,606,301	3,398,231
- Recoveries from NPL	89,572	97,729	164,244	193,632
Money at call and deposit placements with financial institutions	554,660	481,651	1,109,046	871,414
Securities purchased under resale agreements	1,874	4,063	5,818	12,508
Securities held-for-trading	169,367	58,396	360,591	153,314
Securities available-for-sale	327,049	293,980	626,142	577,515
Securities held-to-maturity	23,255	48,581	61,787	125,713
	2,996,625	2,674,381	5,933,929	5,332,327
Amortisation of premium less accretion of discounts	10,727	(17,305)	(154)	(36,208)
Net interest/income clawed back/suspended	(13,089)	(18,023)	(28,621)	(35,988)
	2,994,263	2,639,053	5,905,154	5,260,131
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,748,147	1,617,130	3,442,896	3,250,765
- Recoveries from NPL	88,394	96,660	159,592	191,578
Money at call and deposit placements with financial institutions	526,753	413,402	1,053,802	757,283
Securities purchased under resale agreements	867	3,718	3,057	11,815
Securities held-for-trading	162,057	54,430	345,920	146,630
Securities available-for-sale	281,331	223,578	532,217	454,754
Securities held-to-maturity	19,656	40,675	49,710	88,038
	2,827,205	2,449,593	5,587,194	4,900,863
Amortisation of premium less accretion of discounts	4,540	(17,059)	(10,823)	(34,310)
Net interest/income clawed back/suspended	(13,089)	(14,757)	(28,621)	(32,722)
	2,818,656	2,417,777	5,547,750	4,833,831

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Interest Expense

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Group	RM'000	RM'000	RM'000	RM'000
Deposits and placements of banks and other financial institutions	346,898	321,430	698,684	667,339
Deposits from customers	1,163,222	1,004,447	2,340,654	1,923,998
Loans sold to Cagamas	20,084	34,575	42,359	71,275
Floating rate certificates of deposits	5,852	6,266	12,760	13,015
Subordinated notes	14,034	21,165	39,797	42,761
Subordinated bonds	29,485	-	44,608	-
Others	27	423	64	743
	1,579,602	1,388,306	3,178,926	2,719,131
Bank				
Deposits and placements of banks and other financial institutions	385,424	285,044	766,201	585,241
Deposits from customers	1,030,812	910,329	2,080,920	1,750,237
Loans sold to Cagamas	20,084	34,575	42,359	71,275
Floating rate certificates of deposits	5,852	6,266	12,760	13,015
Subordinated notes	14,034	21,165	39,797	42,761
Subordinated bonds	29,485	-	44,608	-
Others	26	423	67	743
	1,485,717	1,257,802	2,986,712	2,463,272

A17. Non-Interest Income

Group				
(a) Fee income:				
Commission	179,666	168,411	358,452	318,257
Service charges and fees	196,055	143,224	349,184	286,886
Guarantee fees	26,841	23,400	57,772	44,469
Underwriting fees	1,185	465	3,074	1,436
Brokerage income	19,055	16,353	43,736	26,429
Other fee income	25,458	10,748	36,169	19,000
	448,260	362,601	848,387	696,477
(b) Gain/loss arising from sale of securities:				
Net gain from securities held-for-trading	(12,093)	7,322	(22,981)	14,667
Net gain from securities available-for-sale	21,674	84,795	53,661	125,344
Net loss from redemption of securities held-to-maturity	(17)	4	45	(176)
Net gain from sale of subsidiary company	-	456	-	456
Net loss from sale of associated company	(300)	-	(300)	-
	9,264	92,577	30,425	140,291
(c) Gross dividend from:				
Securities portfolio	9,428	5,935	17,456	12,502
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	(90,551)	24,833	(177,594)	(97,975)
Write back of /(Provision for) impairment losses in securities, net	6,979	9,832	(10,546)	16,660
	(83,572)	34,665	(188,140)	(81,315)
(e) Other income:				
Foreign exchange profit	91,750	71,987	214,992	166,945
Net premiums written	125,355	129,518	244,713	247,168
Rental Income	4,475	3,751	8,332	8,931
Gains on disposal of property, plant and equipment	3,143	(377)	5,084	514
Gain on disposal of foreclosed properties	325	92	2,701	403
Gain on liquidation of subsidiary	-	-	7,178	-
Others	27,907	75,210	55,430	122,516
	252,955	280,181	538,430	546,477
Total non-interest income	636,335	775,959	1,246,558	1,314,432

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A17. Non-interest income (contd)

Bank	2nd Quarter Ended 31 December 2007 RM'000	2nd Quarter Ended 31 December 2006 RM'000	Cummulative 6 Months Ended 31 December 2007 RM'000	Cummulative 6 Months Ended 31 December 2006 RM'000
(a) Fee income:				
Commission	177,966	165,411	354,472	313,386
Service charges and fees	158,344	134,255	302,054	261,934
Guarantee fees	26,762	23,185	57,646	44,170
Underwriting fees	336	162	653	351
Other fee income	22,096	6,802	29,137	11,167
	385,504	329,815	743,962	631,008
(b) Gain/(loss) arising from sale of securities:				
Net (loss)/gain from securities held-for trading	(8,214)	1,231	(15,400)	3,502
Net gain from securities available-for-sale	9,979	62,778	25,778	95,513
Net loss from redemption of securities held-to-maturity	(17)	-	(184)	(157)
Net gain from sale of subsidiary company	-	58,359	-	58,359
Net loss from sale of associated company	(1,800)	-	(1,800)	-
	(52)	122,368	8,394	157,217
(c) Gross dividend income from:				
Securities portfolio	2,355	1,733	3,616	2,861
Subsidiary companies	1,800	147,799	1,800	147,799
	4,155	149,532	5,416	150,660
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	(85,948)	25,894	(165,760)	(98,148)
Write back of /(Provision for) impairment losses in securities, net	28,432	11,994	30,980	14,577
Impairment of interest in associates	-	-	-	(13,656)
	(57,516)	37,888	(134,780)	(97,227)
(e) Other income:				
Foreign exchange profit	84,276	62,639	203,338	156,930
Rental Income	4,006	3,453	7,666	8,397
Gain on disposal of property and equipment (net)	928	(684)	2,477	(71)
Others	12,633	12,205	27,774	59,650
	101,843	77,613	241,255	224,906
Total non-interest income	433,934	717,216	864,247	1,066,564

A18. Overhead Expenses

Group				
Personnel costs	469,728	474,504	913,735	887,967
- Salaries, allowances and bonuses	363,678	330,065	707,599	648,574
- Pension costs	51,726	49,711	105,097	95,858
- Others	54,324	94,728	101,039	143,535
Establishment costs	174,128	156,596	356,126	310,799
- Depreciation	34,372	36,526	66,210	70,993
- Rental of leasehold land and premises	18,561	16,431	35,477	32,989
- Repairs and maintenance of property and equipment	16,489	16,012	37,524	33,849
- Information technology expenses	89,390	77,221	183,745	149,420
- Others	15,316	10,406	33,170	23,548
Marketing expenses	110,443	80,301	212,125	159,424
- Advertisement and publicity	89,116	64,578	169,299	126,812
- Others	21,327	15,723	42,826	32,612
Administration and general expenses	299,673	269,868	581,048	515,905
- Fees and brokerage	114,508	81,952	218,990	159,348
- Administrative expenses	61,611	59,616	124,553	111,590
- General expenses	44,945	48,472	87,202	95,739
- Claims incurred	70,007	67,266	132,203	130,887
- Others	8,602	12,562	18,100	18,341
	1,053,972	981,269	2,063,034	1,874,095

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A18. Overhead Expenses (contd)

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Bank				
Personnel costs	419,900	422,761	815,652	795,903
- Salaries, allowances and bonuses	326,043	295,917	635,520	585,153
- Pension costs	47,213	44,990	95,688	87,417
- Others	46,644	81,854	84,444	123,333
Establishment costs	157,276	142,743	321,122	281,673
- Depreciation	28,589	33,352	56,491	64,524
- Rental of leasehold land and premises	16,665	14,888	31,929	29,416
- Repairs and maintenance of property and equipment	14,333	13,838	32,892	29,174
- Information technology expenses	83,767	73,224	172,621	141,358
- Others	13,922	7,441	27,189	17,201
Marketing expenses	86,690	65,232	172,064	131,740
- Advertisement and publicity	66,543	50,341	131,843	100,767
- Others	20,147	14,891	40,221	30,973
Administration and general expenses	212,084	189,028	416,313	362,305
- Fees and brokerage	107,723	74,809	207,115	148,251
- Administrative expenses	52,911	49,269	108,190	100,564
- General expenses	42,724	51,830	85,044	96,951
- Others	8,726	13,120	15,964	16,539
	875,950	819,764	1,725,151	1,571,621

A19. Allowance for Losses on Loans, Advances and Financing

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	51,708	118,235	33,508	132,816
- specific allowance	438,415	354,896	911,697	933,987
- specific allowance written back	(211,407)	(156,983)	(460,436)	(360,387)
Bad debts and financing written off	6,236	826	41,407	3,321
Bad debts and financing recovered	(107,342)	(174,539)	(234,256)	(257,235)
Provision/(write back) for other debts	(41)	(1,522)	(6,299)	243
	177,569	140,913	285,621	452,745
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	51,316	117,862	46,443	141,585
- specific allowance	428,596	322,064	898,982	904,313
- specific allowance written back	(141,767)	(156,240)	(376,891)	(359,293)
Bad debts and financing written off	6,161	804	41,330	3,270
Bad debts and financing recovered	(106,417)	(142,685)	(226,732)	(224,288)
	237,889	141,805	383,132	465,587

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	7,341,538	6,496,408	222,362	161,704	341,485	320,437	18,490	21,526	-	-	7,923,875	7,000,075
Inter-segment revenue	49,631	178,959	18,707	214,769	127,344	36,915	2,311	13,162	(197,993)	(443,805)	-	-
Total revenue	7,391,169	6,675,367	241,069	376,473	468,829	357,352	20,801	34,688	(197,993)	(443,805)	7,923,875	7,000,075
Segment results												
Operating profit	2,170,369	2,331,988	37,404	317,857	221,317	119,807	15,089	22,706	(110,721)	(338,200)	2,333,458	2,454,158
Loan loss and provision	(319,623)	(437,772)	34,029	(14,942)	(25)	(43)	(2)	12	-	-	(285,621)	(452,745)
Share of results of associates	-	-	-	-	-	-	(506)	2,834	-	-	(506)	2,834
Profit before taxation	1,850,746	1,894,216	71,433	302,915	221,292	119,764	14,581	25,552	(110,721)	(338,200)	2,047,331	2,004,247
Taxation & Zakat	(461,650)	(571,701)	(20,385)	(81,541)	(85,107)	(23,948)	(2,695)	(3,465)	648	90,826	(569,189)	(589,829)
Profit after taxation and zakat	1,389,096	1,322,515	51,048	221,374	136,185	95,816	11,886	22,087	(110,073)	(247,374)	1,478,142	1,414,418
Minority interest	-	-	-	-	-	-	-	-	-	-	(11,759)	(53,463)
Net profit for the year	1,389,096	1,322,515	51,048	221,374	136,185	95,816	11,886	22,087	(110,073)	(247,374)	1,466,383	1,360,955
OTHER INFORMATION												
Capital expenditure	105,296	118,113	2,843	58,964	11,081	7,187	15	421	-	-	119,235	184,685
Depreciation	59,527	65,349	1,217	1,191	5,092	2,314	374	617	-	-	66,210	69,471
Amortisation	20,110	-	657	-	359	-	118	-			21,244	-
Non-cash expenses/(income) other than depreciation	22,477	46,708	19,637	883	256	(2,795)	(175)	1	-	-	42,195	44,797

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Dec 2007	June 2007	Dec 2007	June 2007	Dec 2007	June 2007	Dec 2007	June 2007	Dec 2007	June 2007	Dec 2007	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	249,241,582	239,385,356	9,428,875	10,041,389	20,177,795	19,908,892	1,095,349	3,049,561	(15,922,164)	(15,761,523)	264,021,437	256,623,675
Investments in associates	33,324	40,739	1	-	-	-	11,331	11,566	-	(8,704)	44,656	43,601
Total assets	249,274,906	239,426,095	9,428,876	10,041,389	20,177,795	19,908,892	1,106,680	3,061,127	(15,922,164)	(15,770,227)	264,066,093	256,667,276
Total segment liabilities	229,570,345	219,659,303	8,071,656	8,778,938	16,433,002	16,108,436	857,718	989,936	(10,961,102)	(8,737,485)	243,971,619	236,799,128

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	Dec 2006	Dec 2007	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	6,381,600	5,927,775	1,849,270	2,073,756	93,609	183,179	210,494,295	209,086,242
Singapore	1,116,402	909,252	255,828	187,925	21,788	47	46,363,562	39,178,558
Other locations	623,866	606,853	52,954	135,668	3,838	1,459	23,130,400	24,172,703
	8,121,868	7,443,880	2,158,052	2,397,349	119,235	184,685	279,988,257	272,437,503
Eliminations	(197,993)	(443,805)	(110,721)	(393,102)	-	-	(15,922,164)	(15,770,227)
Group	7,923,875	7,000,075	2,047,331	2,004,247	119,235	184,685	264,066,093	256,667,276

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2007.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

Group	As at 31 December 2007			As at 30 June 2007		
	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	5,285,659	5,285,659	4,764,981	5,171,650	5,171,650	4,736,389
Certain transaction-related contingent items	8,348,465	4,173,939	3,819,274	7,213,591	3,606,795	3,273,307
Short-term self-liquidating trade-related contingencies	4,216,524	833,772	564,801	6,562,586	1,312,517	614,099
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,119,641	1,119,641	901,315	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	702,358	143,679	129,179	1,166,613	583,307	583,307
Irrevocable commitments to extend credit:						
- maturity within one year	63,570,790	-	-	60,228,585	-	-
- maturity exceeding one year	10,570,682	5,285,342	5,054,680	9,887,353	4,943,676	4,715,569
Foreign exchange related contracts:						
- less than one year	47,394,783	754,496	196,396	50,797,825	525,756	180,914
- one year to less than five years	1,490,583	41,696	9,687	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	18,499,931	715,493	178,719	23,812,539	863,091	214,301
- one year to less than five years	11,011,340	278,126	102,207	2,182,786	79,116	19,645
- five years and above	3,108,368	181,875	62,847	3,587,527	130,030	32,287
Miscellaneous	4,731,181	-	-	2,827,255	-	-
	180,050,305	18,813,718	15,784,086	175,392,450	18,419,926	15,364,203

A24. **Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)**

	As at 31 December 2007			As at 30 June 2007		
Bank	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	4,645,389	4,645,389	4,133,535	4,470,302	4,470,302	4,035,043
Certain transaction-related contingent items	8,331,474	4,165,737	3,815,173	7,144,082	3,572,041	3,242,020
Short-term self-liquidating trade-related contingencies	4,134,169	826,834	560,836	6,495,940	1,299,188	606,916
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,119,641	1,119,641	901,315	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	287,358	143,679	129,179	286,822	143,411	143,411
Irrevocable commitments to extend credit:						
- maturity within one year	63,089,637	-	-	59,698,675	-	-
- maturity exceeding one year	10,246,915	5,123,458	5,054,680	9,299,580	4,649,790	4,555,080
Foreign exchange related contracts:						
- less than one year	47,386,589	754,496	196,396	50,797,825	525,756	180,914
- one year to less than five years	1,490,583	41,696	9,687	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	18,453,362	715,407	178,682	23,371,524	847,098	206,638
- one year to less than five years	10,484,751	259,611	96,024	2,142,360	77,650	18,942
- five years and above	2,873,832	170,507	57,163	3,521,085	127,621	31,132
Miscellaneous	4,724,589	-	-	2,774,807	-	-
	177,268,289	17,966,455	15,132,670	171,957,142	16,916,845	14,014,481

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2007, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM96.3 million (30 June 2007: RM135.9 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 December 2007, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM190.8 million (30 June 2007: RM159.1 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk

Group As at 31 December 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,347,223	-	-	-	-	3,434,237	-	35,781,460	4.56
Deposits and placements with banks and other financial institutions	2,155,383	11,157,091	1,367,693	-	-	870,107	-	15,550,274	4.92
Securities purchased under resale agreements	116,798	-	-	-	-	-	-	116,798	2.75
Securities held-for-trading							1,049,107	1,049,107	4.89
Securities available-for-sale							34,815,455	34,815,455	4.31
Securities held-to-maturity	287,856	264,374	62,428	498,063	278,373	-	-	1,391,094	5.92
Loans, advances and financing									
- performing	67,671,132	12,022,519	16,396,836	16,302,346	21,298,069	13,616,818	-	147,307,720	6.61
- non-performing*	-	-	-	-	-	1,314,048	-	1,314,048	-
Derivative assets							671,651	671,651	-
Other Assets	-	-	-	-	-	3,320,313	-	3,320,313	-
Other non-interest sensitive balances	-	-	-	-	-	7,403,923	-	7,403,923	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,344,250	-	15,344,250	-
TOTAL ASSETS	102,578,392	23,443,984	17,826,957	16,800,409	21,576,442	45,303,696	36,536,213	264,066,093	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

Group As at 31 December 2007	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	70,719,289	19,410,737	31,200,442	41,735,355	159,545	19,622,368	-	182,847,736	2.03
Deposits and placements of banks and other financial institutions	20,166,606	5,040,998	1,748,130	1,610,964	129,430	1,195,446	-	29,891,574	3.46
Obligations on securities sold under repurchase agreements	288,733	-	-	-	-	29,624	-	318,357	4.00
Bills and acceptances payable	305,829	232,500	30,181	-	-	1,592,913	-	2,161,423	3.61
Recourse obligations on loans sold to Cagamas	-	415,653	470,191	996,063	-	-	-	1,881,907	4.16
Derivative liabilities	-	-	-	-	-	-	760,806	760,806	-
Subordinated obligations	-	-	987,470	2,500,000	1,499,643	-	-	4,987,113	4.66
Other liabilities	-	-	-	-	-	4,860,957	-	4,860,957	-
Other non-interest sensitive balances	-	-	-	-	-	917,496	-	917,496	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	3,921,911	-	3,921,911	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,422,339	-	11,422,339	-
Total Liabilities	91,480,457	25,099,888	34,436,414	46,842,382	1,788,618	43,563,054	760,806	243,971,619	
Shareholders' equity	-	-	-	-	-	19,437,906	-	19,437,906	
Minority interests	-	-	-	-	-	656,568	-	656,568	
Total Liabilities and Shareholders' Equity	91,480,457	25,099,888	34,436,414	46,842,382	1,788,618	63,657,528	760,806	264,066,093	
On-balance sheet interest sensitivity gap	11,092,089	(1,655,904)	(15,621,987)	(27,541,973)	16,300,354	(18,347,986)	35,775,407		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,439,726)	4,027,187	141,184	(4,802,001)	3,073,356	-	-		
Total interest sensitivity gap	8,652,363	2,371,283	(15,480,803)	(32,343,974)	19,373,710	(18,347,986)	35,775,407	-	
Cumulative interest rate sensitivity gap	8,652,363	11,023,646	(4,457,157)	(36,801,131)	(17,427,421)	(35,775,407)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,184,637	-	-	-	-	5,289,928	122,857	37,597,422	4.66
Deposits and placements with banks and other financial institutions	75,802	9,934,437	6,900,360	10,000	5,000	418,897	3,925	17,348,421	4.77
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading		-	-	-	-	-	2,032,634	2,032,634	4.43
Securities available-for-sale		-	-	-	-	-	29,124,704	29,124,704	4.32
Securities held-to-maturity	275,534	109,462	988,426	715,724	401,429	43,817	-	2,534,392	4.29
Loans, advances and financing									
- performing	57,832,642	10,674,373	8,770,062	24,399,903	24,939,881	12,622,195	-	139,239,056	6.62
- non-performing*	-	-	-	-	-	1,625,680	-	1,625,680	-
Derivative assets							394,870	394,870	-
Other Assets						3,257,377	-	3,257,377	
Other non-interest sensitive balances	-	-	-	-	-	8,216,089	-	8,216,089	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,037,859	-	15,037,859	-
TOTAL ASSETS	90,541,966	20,803,693	16,658,848	25,125,627	25,346,310	46,511,842	31,678,990	256,667,276	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	53,845,268	18,489,984	34,003,949	38,824,910	184,646	18,328,005	-	163,676,762	2.14
Deposits and placements of banks and other financial institutions	14,316,670	7,891,224	2,425,445	1,496,682	457,273	2,947,396	-	29,534,690	3.93
Obligations on securities sold under repurchase agreements	9,572,963	152,690	231,412	-	-	-	-	9,957,065	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,715,988	-	2,930,070	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities							656,705	656,705	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	5,089,567		5,089,567	
Other non-interest sensitive balances	-	-	-	-	-	1,116,600	-	1,116,600	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	1,194,914	-	1,194,914	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	13,842,945	-	13,842,945	-
Total Liabilities	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	44,235,415	656,705	236,799,128	
Shareholders' equity	-	-	-	-	-	19,197,656	-	19,197,656	
Minority interests	-	-	-	-	-	670,492	-	670,492	
Total Liabilities and Shareholders' Equity	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	64,103,563	656,705	256,667,276	
On-balance sheet interest sensitivity gap	12,388,041	(6,482,718)	(20,872,637)	(16,823,593)	18,360,343	(17,591,721)	31,022,285	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,408,732)	2,520,569	1,628,139	(446,677)	(1,293,299)	-	-	-	
Total interest sensitivity gap	9,979,309	(3,962,149)	(19,244,498)	(17,270,270)	17,067,044	(17,591,721)	31,022,285	-	
Cumulative interest rate sensitivity gap	9,979,309	6,017,160	(13,227,338)	(30,497,608)	(13,430,564)	(31,022,285)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

	Non trading book								
Bank **As at 31 December 2007**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	28,330,480	-	-	-	-	5,193,085	-	33,523,565	4.14
Deposits and placements with banks								-	
and other financial institutions	-	11,157,091	1,367,693	-	-	993,372	-	13,518,156	4.89
Securities purchased under resale								-	
agreements	116,798	-	-	-	-	-	-	116,798	2.75
Securities held-for-trading	-	-	-	-	-	-	361,465	361,465	4.90
Securities available-for-sale	-	-	-	-	-	-	31,193,085	31,193,085	4.03
Securities held-to-maturity	-	314,912	17,581	304,621	183,346	24,785	-	845,245	5.19
Loans, advances and financing								-	
- performing	64,004,480	11,901,221	16,237,456	16,142,761	21,092,012	13,370,796	-	142,748,726	6.61
- non-performing*						1,390,900		1,390,900	-
Derivative assets	-	-	-	-	-	-	670,369	670,369	-
Other assets	-	-	-	-	-	2,009,777	-	2,009,777	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	9,760,569	-	9,760,569	-
TOTAL ASSETS	92,451,758	23,373,224	17,622,730	16,447,382	21,275,358	32,743,284	32,224,919	236,138,655	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank As at 31 December 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	57,410,515	19,416,890	31,308,072	41,933,661	-	19,450,069	-	169,519,207	1.86
Deposits and placements of banks								-	
and other financial institutions	20,169,337	5,040,998	1,748,130	1,610,964	129,430	5,792,210	-	34,491,069	3.48
Obligations on securities sold								-	
under repurchase agreements	288,733	-	-	-	-	29,624	-	318,357	4.00
Bills and acceptances payable	305,829	232,500	30,181	-	-	1,587,732	-	2,156,242	3.62
Recourse obligations on loans sold to Cagamas	-	415,653	470,191	996,063	-	-	-	1,881,907	4.16
Derivative liabilities	-	-	-	-	-	-	739,028	739,028	-
Subordinated obligations	-	-	987,470	2,500,000	1,499,643	-	-	4,987,113	4.66
Other liabilities	-	-	-	-	-	-	-	-	-
Other non-interest sensitive						3,764,936		3,764,936	
balances	-	-	-	-	-	829,305	-	829,305	-
Total Liabilities	78,174,414	25,106,041	34,544,044	47,040,688	1,629,073	31,453,876	739,028	218,687,164	
Shareholders' equity	-	-	-	-	-	17,451,491	-	17,451,491	
Total Liabilities and Shareholders' Equity	78,174,414	25,106,041	34,544,044	47,040,688	1,629,073	48,905,367	739,028	236,138,655	
On-balance sheet interest sensitivity gap	14,271,498	(1,732,817)	(15,933,844)	(28,093,306)	16,158,815	(16,156,237)	31,485,891	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,498,788)	4,001,607	131,184	(4,788,421)	3,154,418	-	-	-	
Total interest sensitivity gap	11,772,710	2,268,790	(15,802,660)	(32,881,727)	19,313,233	(16,156,237)	31,485,891	-	
Cumulative interest rate sensitivity gap	11,772,710	14,041,500	(1,761,160)	(34,642,887)	(15,329,654)	(31,485,891)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Bank **As at 30 June 2007**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	29,117,254	-	-	-	-	5,083,655	-	34,200,909	4.58
Deposits and placements with banks and other financial institutions	31,823	8,664,258	6,468,752	-	-	396,081	-	15,560,914	4.84
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	1,447,227	1,447,227	4.20
Securities available-for-sale	-	-	-	-	-	-	25,213,654	25,213,654	3.95
Securities held-to-maturity	-	91,003	1,126,672	357,147	363,869	25,373	-	1,964,064	4.45
Loans, advances and financing									
- performing	56,346,011	8,711,918	7,810,960	24,123,624	24,766,171	12,719,773	-	134,478,457	6.60
- non-performing*	-	-	-	-	-	1,745,041	-	1,745,041	-
Derivative assets	-	-	-	-	-	-	390,406	390,406	-
Other assets	-	-	-	-	-	1,833,414	-	1,833,414	-
Other non-interest sensitive balances	-	-	-	-	-	10,354,382	-	10,354,382	-
TOTAL ASSETS	85,668,439	17,552,600	15,406,384	24,480,771	25,130,040	32,157,719	27,051,287	227,447,240	

A25. **Interest Rate Risk** (contd)

Bank **As at 30 June 2007**	**Non trading book** → **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	43,631,730	15,989,458	33,013,878	38,716,551	16,300	18,208,138	-	149,576,055	1.95
Deposits and placements of banks and other financial institutions	17,470,601	7,890,985	2,424,881	1,491,886	457,273	2,947,394	-	32,683,020	3.91
Obligations on securities sold under repurchase agreements	10,106,302	152,239	231,314	-	-	-	-	10,489,855	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,708,006	-	2,922,088	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	644,860	644,860	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	3,896,973	-	3,896,973	-
Other non-interest sensitive balances	-	-	-	-	-	980,741	-	980,741	-
Total Liabilities	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	27,741,252	644,860	209,993,402	
Shareholders' equity	-	-	-	-	-	17,453,838	-	17,453,838	
Total Liabilities and Shareholders' Equity	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	45,195,090	644,860	227,447,240	
On-balance sheet interest sensitivity gap	14,040,782	(7,232,595)	(21,134,368)	(17,355,294)	18,312,419	(13,037,371)	26,406,427	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,597,074)	2,464,903	1,623,289	(228,771)	(1,262,347)	-	-	-	
Total interest sensitivity gap	11,443,708	(4,767,692)	(19,511,079)	(17,584,065)	17,050,072	(13,037,371)	26,406,427	-	
Cumulative interest rate sensitivity gap	11,443,708	6,676,016	(12,835,063)	(30,419,128)	(13,369,056)	(26,406,427)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Before deducting proposed dividend:				
Core capital ratio	**9.73%**	10.06%	**9.44%**	9.82%
Risk-weighted capital ratio	**13.88%**	15.14%	**12.75%**	14.11%
After deducting proposed dividend:				
Core capital ratio	**9.17%**	9.43%	**8.83%**	9.13%
Risk-weighted capital ratio	**13.32%**	14.51%	**12.14%**	13.42%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**3,897,576**	3,889,225	**3,897,576**	3,889,225
Share premium	**3,008,892**	2,935,570	**3,008,892**	2,935,570
Other reserves	**12,179,455**	12,036,017	**10,478,073**	10,337,119
Tier I minority interest	**271,451**	276,842	**-**	-
Less: Deferred tax assets [1]	**(1,007,952)**	(1,016,730)	**(942,748)**	(951,526)
Less: Goodwill [1]	**(81,015)**	(81,015)	**(81,015)**	(81,015)
Total Tier I capital	**18,268,407**	18,039,909	**16,360,778**	16,129,373
Tier II capital				
Subordinated obligations	**4,992,400**	6,349,060	**4,992,400**	6,349,060
General allowance for bad and doubtful debts	**2,794,580**	2,757,315	**2,663,988**	2,613,274
Total Tier II capital	**7,786,980**	9,106,375	**7,656,388**	8,962,334
Total capital	**26,055,387**	27,146,284	**24,017,166**	25,091,707
Less: Investment in subsidiary companies [2]	**-**	-	**(1,924,195)**	(1,923,929)
Capital base	**26,055,387**	27,146,284	**22,092,971**	23,167,778

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank in the previous financial year.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking

A27a. Unaudited Balance Sheets as at 31 December 2007

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
ASSETS				
Cash and short-term funds	1,660,732	1,913,875	1,416,054	1,633,560
Deposits and placements with banks and other financial institutions	163,765	73,536	163,765	73,536
Securities portfolio	3,057,689	3,735,886	2,870,237	3,489,141
Loans and financing	19,969,622	17,945,079	19,836,112	17,935,458
Deferred tax assets	159	192,303	-	192,473
Other assets	112,696	91,696	106,008	77,499
Statutory deposit with Bank Negara Malaysia	603,000	501,000	603,000	501,000
Total Assets	25,567,663	24,453,375	24,995,176	23,902,667
LIABILITIES				
Deposits from customers	17,694,216	16,252,045	17,232,127	15,806,576
Deposit and placements of banks and other financial institutions	4,669,994	2,278,022	4,768,415	2,278,022
Obligations on securities sold under repurchase agreements	29,625	-	29,625	-
Bills and acceptances payable	12,942	526,874	12,942	526,874
Other liabilities	1,287,459	694,934	1,239,410	646,779
Provision for taxation and zakat	272,062	237,754	270,226	236,531
Subordinated obligations	-	2,500,000	-	2,500,000
Total Liabilities	23,966,298	22,489,629	23,552,745	21,994,782
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	107,251	521,003	-	516,002
Reserves	1,494,114	1,442,743	1,442,431	1,391,883
	1,601,365	1,963,746	1,442,431	1,907,885
Total Liabilities and Islamic Banking Funds	25,567,663	24,453,375	24,995,176	23,902,667
COMMITMENTS AND CONTINGENCIES	6,755,403	9,573,057	6,755,403	9,573,057

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27b. Unaudited Income Statements for the Second Financial Quarter Ended 31 December 2007

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Group				
Income derived from investment of depositors' funds	360,124	347,213	725,769	665,497
Expenses directly attributable to depositors and Islamic Banking Funds	(21,905)	(9,696)	(33,855)	(20,575)
Transfer from/(to) profit equalisation reserve	1,531	34,992	(11,338)	91,192
Gross attributable income	339,750	372,509	680,576	736,114
Allowance for losses on financing, advances and other loans	(65,516)	(41,484)	(108,154)	(113,385)
Total attributable income	274,234	331,025	572,422	622,729
Income attributable to the depositors	(135,615)	(140,642)	(262,960)	(251,015)
Income attributable to the Group	138,619	190,383	309,462	371,714
Income derived from investment of Islamic Banking Funds				
Gross investment income	25,066	19,592	45,659	36,565
Finance cost	(15,045)	(25,527)	(39,569)	(48,843)
Net (expense)/income from investment of Islamic Banking Funds	10,021	(5,935)	6,090	(12,278)
	148,640	184,448	315,552	359,436
Overhead expenses	(110,985)	(74,439)	(202,516)	(156,085)
Profit before zakat and tax expense	37,655	110,009	113,036	203,351
Taxation	(6,103)	(10,747)	(32,626)	(62,844)
Zakat	(932)	(1,813)	(1,510)	(2,412)
Profit after taxation	30,620	97,449	78,900	138,095
Bank				
Income derived from investment of depositors' funds	349,827	340,968	706,273	652,231
Expenses directly attributable to depositors and Islamic Banking Funds	(21,903)	(8,475)	(33,852)	(18,183)
Transfer from/(to) profit equalisation reserve	2,398	35,980	(10,225)	91,290
Gross attributable income	330,322	368,473	662,196	725,338
Allowance for losses on financing, advances and other loans	(65,516)	(42,223)	(108,897)	(114,223)
Total attributable income	264,806	326,250	553,299	611,115
Income attributable to the depositors	(128,805)	(139,600)	(249,977)	(248,130)
Income attributable to the reporting institution	136,001	186,650	303,322	362,985
Income derived from investment of Islamic Banking Funds				
Gross investment income	25,070	19,590	45,337	36,563
Finance cost	(15,045)	(25,527)	(39,569)	(48,843)
Net (expense)/income from investment of Islamic Banking Funds	10,025	(5,937)	5,768	(12,280)
	146,026	180,713	309,090	350,705
Overhead expenses	(110,865)	(74,339)	(202,276)	(155,884)
Profit before zakat and tax expense	35,161	106,374	106,814	194,821
Taxation	(5,903)	(9,827)	(32,200)	(61,545)
Zakat	(931)	(1,803)	(1,495)	(2,372)
Profit after taxation	28,327	94,744	73,119	130,904

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27b. Unaudited Income Statements for the Second Financial Quarter Ended 31 December 2007 (Contd)

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	31 December 2007 RM'000	31 December 2006 RM'000	31 December 2007 RM'000	31 December 2006 RM'000
Gross attributable income	680,576	736,114	662,196	725,338
Net income from investment of Islamic Banking Funds	6,090	(12,278)	5,768	(12,280)
Total income before allowances for loan losses and overheads	686,666	723,836	667,964	713,058
Income attributable to the depositors	(262,960)	(251,015)	(249,977)	(248,130)
Income from Islamic Banking scheme	423,706	472,821	417,987	464,928

A27c. Loans and Financing

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Overdrafts	1,698,680	1,677,671	1,698,680	1,677,671
Term financing				
- House financing	4,913,218	5,101,545	4,913,218	5,101,545
- Syndicated financing	450,177	304,483	318,570	294,119
- Hire purchase receivables	7,024,789	5,445,996	7,024,789	5,445,996
- Other term financing	10,754,814	10,542,596	10,752,912	10,542,596
Trust receipts	147,714	146,359	147,714	146,359
Other financing	4,392,632	4,252,247	4,392,631	4,252,247
	29,382,024	27,470,897	29,248,514	27,460,533
Unearned income	(8,480,601)	(8,325,050)	(8,480,601)	(8,325,050)
Gross loans and financing	20,901,423	19,145,847	20,767,913	19,135,483
Allowance for bad and doubtful debts and financing:				
- specific	(623,910)	(536,572)	(623,910)	(536,572)
- general	(307,891)	(664,196)	(307,891)	(663,453)
Net loans and financing	19,969,622	17,945,079	19,836,112	17,935,458

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Balance at beginning of period	1,306,138	1,363,941	1,306,138	1,363,941
Non-performing during the period	295,447	823,539	295,447	823,539
NPL of subsidiary acquired	-	8,859	-	8,859
Recovered/regularized during the period	(269,973)	(806,036)	(269,973)	(806,036)
Amount written off	(19,953)	(90,291)	(19,953)	(90,291)
Expenses debited to customers' accounts	3,117	6,126	3,117	6,126
Balance at end of the period	1,314,776	1,306,138	1,314,776	1,306,138
Specific allowance	(623,910)	(536,572)	(623,910)	(536,572)
Net non-perfoming loans and financing	690,866	769,566	690,866	769,566
Net NPL as % of gross loans and financing less specific allowance	3.41%	4.14%	3.43%	4.14%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
General allowance				
At beginning of the period	663,453	623,914	663,453	623,914
Allowance made during the period	9,054	69,324	9,054	68,398
Allowance written back	-	(29,234)	-	(29,051)
Amount transfer to Head Office	(367,233)	-	(367,233)	-
Amount transfer from KBB	-	192	-	192
Transfer from specific allowance	2,617	-	2,617	
At end of the period	307,891	664,196	307,891	663,453
As % gross loans and financing less specific allowance	1.52%	3.57%	1.53%	3.57%
Specific allowance				
At beginning of the period	536,572	390,937	536,572	390,937
Allowance made during the period	153,175	289,558	153,175	289,558
Amount written back	(43,267)	(52,088)	(43,267)	(52,088)
Amount written off	(19,953)	(90,290)	(19,953)	(90,290)
Transfer to general allowance	(2,617)	-	(2,617)	-
Transfer from specific allowance for restructured and rescheduled loans	-	(9,502)	-	(9,502)
Transfer from KBB	-	7,957	-	7,957
At end of the period	623,910	536,572	623,910	536,572

A27e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	31 December 2007 RM'000	30 June 2007 RM'000	31 December 2007 RM'000	30 June 2007 RM'000
Mudharabah Fund				
Demand deposits	1,991,213	1,885,819	1,991,213	1,885,819
Savings deposits	92,536	83,805	92,536	83,805
General investment deposits	4,405,376	6,192,625	3,962,046	5,782,692
Special investment deposits	204,182	483,953	204,182	483,953
	6,693,307	8,646,202	6,249,977	8,236,269
Non-Mudharabah Fund				
Demand deposits	4,328,045	2,940,783	4,309,286	2,905,247
Savings deposits	3,582,893	3,217,921	3,582,893	3,217,921
Negotiable instruments of deposits	3,089,971	1,447,139	3,089,971	1,447,139
	11,000,909	7,605,843	10,982,150	7,570,307
Deposit from Customers	17,694,216	16,252,045	17,232,127	15,806,576

A27f. Establishment of an Islamic Banking Subsidiary - Maybank Islamic Berhad

On 12 December 2007, Maybank obtained an order from the High Court of Malaya to effect and vest over the assets and liabilities of the Islamic Banking Business of Maybank in Malaysia as defined in the Business Acquisition Agreement to Maybank Islamic Berhad (MIB). However, the Islamic banking business from its overseas operations will remain with Maybank. The effective date of transfer and vesting of the Islamic Banking Business of Maybank in Malaysia is on 1 January 2008. The assets and liabilities vested to MIB are as follows:

As at 31 December 2007

	RM'000
ASSETS	
Cash and short-term funds	1,416,054
Deposits and placements with banks and other financial institutions	4,397
Securities portfolio	2,548,875
Loans and financing	19,485,068
Other assets	103,948
Statutory deposit with Bank Negara Malaysia	603,000
Total Assets	24,161,342
LIABILITIES	
Deposits from customers	17,129,124
Deposit and placements of banks and other financial institutions	4,414,584
Obligations on securities sold under repurchase agreements	29,625
Bills and acceptances payable	12,942
Other liabilities	1,092,202
Provision for zakat	5,058
Total Liabilities	22,683,535
Net Assets	1,477,807

A28. Effects of Changes in Accounting Policies

The following tables provide estimates of the extent to which of the line items in the balance sheets or the second financial quarter ended 31 December 2007 is higher or lower as a result of changes in accounting policies as stated in Note A1:

a. Effects on Balance Sheets as at 31 December 2007

	Increase/(Decrease)	
	Group	Bank
FRS 117	RM'000	RM'000
Other assets	117,384	86,382
Property, plant & equipment	(117,384)	(86,382)

b. Restatement of Comparatives

The following comparatives have been restated as a result of adopting new FRS:-

(i) Balance Sheets as at 30 June 2007

	Previously Stated	Increase/ (Decrease) FRS 117	Total
	RM'000	RM'000	RM'000
Group			
Other assets	3,357,377	118,017	3,375,394
Property, plant & equipment	1,269,703	(118,017)	1,151,686
Bank			
Other assets	1,833,414	87,194	1,920,608
Property, plant & equipment	1,074,389	(87,194)	987,195

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the half year ended 31 December 2007 registered an increase of 2.1% or RM43.1 million to RM2,047 million compared to the corresponding period. The growth was largely driven by higher net interest income earned and lower provision made for loan loss.

In the period under review, the Group's performance was impacted by slower growth in non-interest income arising mainly from unrealised mark to market loss of securities and derivatives amounting to RM177.6 million compared to RM98.0 million in the previous corresponding period.

The Group's focus on improving asset quality as one of its operational strategies to enhance bottom line growth has resulted in a lower provision for loan loss of RM285.6 million as against RM452.7 million in the corresponding period. Net NPL as a percentage of gross loans, advances and financing improved to 2.69% from 3.67% compared to the corresponding period.

The attributable profit after tax of the Group for the half year ended 31 December 2007 increased by 7.7% or RM 105.4 million compared to the corresponding period.

B2. Variation of Results Against Preceding Quarter

The Group registered an increase in pre-tax profit from RM1,014 million for the preceding quarter to RM1,033 million for the quarter ended, due to improvements in its net fund based income.

B3. Prospects

Despite signs of slowing down in global economies, Malaysia's resilient economy, spurred mainly by domestic demand with growth from higher consumer, business and government spending, should enable Maybank to sustain a steady growth in both its interest income and recurring non-interest income, while profiting from the lower loan loss provision arising from its declining trend in non-performing loans. In addition, the group's recently integrated insurance division and international operations are also expected to increase their profit contribution to group. However, rising cost pressures, and margin squeeze due to intense competition would remain a main challenge for the bank.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the second financial quarter ended 31 December 2007 are as follows:

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	320,767	319,030	520,810	509,025
Foreign income tax	52,470	4,464	55,377	7,598
	373,237	323,494	576,187	516,623
Under/(over) provision in prior years	(47,642)	2,181	(95,283)	(604)
Deferred tax expense				
- Origination and reversal of temporary differences	(19,690)	(23,587)	46,015	30,244
Due to reduction in statutory rate	(489)	-	39,323	39,756
	(20,179)	(23,587)	85,338	70,000
Tax expense for the period	305,416	302,088	566,242	586,019
Zakat	1,632	2,831	2,947	3,810
	307,048	304,919	569,189	589,829

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	247,179	332,805	414,355	504,758
Foreign income tax	50,652	825	51,637	2,434
	297,831	333,630	465,992	507,192
Under/ (over) provision in prior years	(47,642)	2,181	(95,283)	(604)
Deferred tax expense				
- Origination and reversal of temporary differences	(19,282)	(29,745)	46,995	21,155
- Due to reduction in statutory rate	(478)	-	38,648	39,723
	(19,760)	(29,745)	85,643	60,878
Tax expense for the period	230,429	306,066	456,352	567,466
Zakat	931	1,802	1,495	2,372
	231,360	307,868	457,847	569,838

Domestic income tax is calculated at the Malaysian statutory tax rate of 26% (2007: 27%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The losses from the sale of unquoted investments of the Group and Bank amounted to RM3.14 million and RM11.25 million respectively while the profit from sale of properties amounted to RM1.92 million for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Establishment of an Islamic Banking Subsidiary- Maybank Islamic Berhad

Bank Negara Malaysia ("BNM") had given its approval on 21 July 2007 for Maybank to establish a subsidiary under the name "Maybank Islamic Berhad" ("MIB") to undertake the Islamic banking business and the setting up of an International Currency Business Unit within MIB.

On 16 November 2007, Maybank had entered into a business acquisition agreement with MIB to transfer its Islamic banking business in Malaysia to MIB for a total consideration to be determined later ("Business Acquisition Agreement"). In accordance with the order from High Court of Malaya (which was obtained on 12 December 2007) and the terms and conditions of the Business Acquisition Agreement, the aforesaid transfer has been completed on 1 January 2008.

The Minister of Finance has granted a licence to MIB on 28 December 2007, pursuant to section 3(4) of the Islamic Banking Act 1983, for MIB to commence and transact Islamic banking business with effect from 1 January 2008.

MIB has commenced operations on 1 January 2008.

(b) Memorandum of Understanding ("MOU") between Maybank and PT Panin Life Tbk ("Panin')

Maybank entered into a MOU with Panin on 30 March 2007 to commence discussion on a possible joint venture partnership via a 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

On 6 November 2007, the Ministry of Finance of the Republic of Indonesia ("MOF") informed Panin that the MOF was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No. 426/MKM.06/2003 which requires a foreign company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

Maybank is still currently reviewing its earlier business proposal and the relevant announcement on its proposed next course of action would be made in due course.

B8. Status of Corporate Proposals Announced but Not Completed (Contd)

(c) Rationalisation of Insurance and Takaful Business

Mayban Fortis Holdings Berhad ("MFHB") undertook a restructuring exercise to streamline the entire insurance and takaful business within its group of companies following the completion of acquisition of the entire equity of MNI Holdings Berhad ("MNIH") by MFHB in May 2006. During the quarter, the restructuring entailed the following:-

(i) Transfer of Takaful Funds from Mayban Takaful Berhad ("MTB") to Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad) ("TN")

MFHB will also consolidate its Takaful business as part of the internal restructuring exercise. MTB will transfer its Takaful Funds under a scheme pursuant to Section 51 of the Takaful Act, 1984 at a purchase consideration equivalent to the net tangible assets of the Takaful Funds as at the date of transfer based on the valuation carried out by the appointed actuary. The execution of the Scheme of transfer of the Takaful business was approved by BNM on 13 September 2007. The effective date for transfer of MTB into TN was on 1 December 2007.

(ii) Capital Injection from Employee Provident Fund ("EPF")

Upon completion of event (i) above, MFHB has entered into a Subscription Agreement with EPF for the subscription of 12,576,076 Non-Redeemable Preference Shares ("NRPS") of RM1.00 each in MFHB by EPF for a total issue price of RM116 million. The transaction was completed on 3 January 2008.

(d) Proposed Bonus Issue

On 15 November 2007, Maybank announced on the Proposed bonus issue of up to 987,277,005 new Maybank shares ("Bonus Shares") to be credited as fully paid up on the basis of one (1) Bonus Share for every four (4) Maybank shares held by the shareholders of Maybank on the entitlement date to be announced later. ("Proposed Bonus issue")

The maximum number of Bonus Shares that may be issued under the Proposed Bonus Issue was arrived at after considering the following:

- The issued and paid up share capital of Maybank of 3,895,133,921 shares as at 8 November 2007 being the latest practicable date prior to the announcement ("LPD"); and
- Assuming all the outstanding options issued under the employee share option scheme ("ESOS") will be fully exercised prior to the entitlement date.

As a result of the Proposed Bonus Issue, adjustments will be made to the exercise price and/or number of options that remains outstanding after the Proposed Bonus Issue prescribed in the bye-laws of the ESOS.

B8. Status of Corporate Proposals Announced but Not Completed (Contd)

(d) Proposed Bonus Issue (Contd)

The relevant approvals for the Proposed Bonus have been obtained from Bank Negara Malaysia for the increase in paid-up capital of Maybank via its letter dated 15 November 2007, and from the shareholders of Maybank at the extraordinary general meeting held on 23 January 2008.

The Bonus Shares will be listed and quoted on the Main Board of Bursa Malaysia Securities Berhad on 21 February 2008, being the next market day immediately after the books closing date.

The Bank will issue and despatch notices of allotment to the entitled shareholders by 27 February 2008.

(e) Sale of Non Performing Loans

On 8 January 2008, Maybank announced that it has entered into a conditional Sale and Purchase Agreement ("SPA") with Standard Chartered Bank (Hong Kong) Limited Alternative Investments and ORIX Leasing Malaysia Berhad for disposal of long-standing secured consumer non-performing loans.

The portfolio comprises 8,375 long outstanding consumer loans with a total face value of about RM1.4 billion. The loans are mainly secured by residential properties located across Malaysia.

The Agreement was reached by way of negotiations following a bid process that was held on 4 December 2007.

The conditions of the SPA include obtaining approval of sale from the Minister of Finance and the conduct of a validation process by the buyer after which the final purchase price will be determined. The impact of the sale is expected to be reflected in the Bank's results for the financial year ending 30 June 2008.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

During the last financial year ended 30 June 2007, MTB had proceeded to file a counter-claim on a full indemnity basis against one of the bondholders and two of the other defendants to the suit.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers.

No provision is made in the Group's financial statements.

(b) In 2004, Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad) ("TN"), now a subsidiary of Maybank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter- claimed for loss and damage amounting to approximately RM284 million as a result of TN's alleged failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on with its project and therefore has suffered loss and damage. TN are proceeding with their claim and are resisting the 1st Defendant's counter-claim.

TN are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counter-claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Proposed Interim Dividend

The Board of Directors have declared an interim dividend of 15.0 sen per share less 26% tax for the second financial quarter ended 31 December 2007 (31 December 2006: 40.0 sen). The Proposed Bonus Issue shall also be entitled to the interim dividend.

The interim dividend will be paid on 7 April 2008 to shareholders whose names are registered in the Register of Members of Maybank on 26 March 2008. Notice is hereby given that the Register of Members of the Company will be closed from 27 March 2008 to 28 March 2008 (both dates inclusive) for the determination of shareholders' entitlement to the interim dividend.

A depositor shall qualify for entitlement to the interim dividend only in respect of: -

a) Shares transferred to the Depositor's Securities Accounts before 4.00 p.m. on 26 March 2008 in respect of transfers.

b) Shares deposited into the Depositor's Securities Accounts before 12.30 p.m. on 24 March 2008 in respect of shares exempted from mandatory deposit.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

MALAYAN BANKING BERHAD
(3818-K)
(Incorporated in Malaysia)

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Net profit for the period (RM'000)	**730,954**	792,274	**1,466,383**	1,360,955
Weighted average number of ordinary shares in issue ('000)	**3,896,103**	3,834,215	**3,893,807**	3,818,153
Basic earnings per share (sen)	**18.76 sen**	20.66 sen	**37.66 sen**	35.64 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	2nd Quarter Ended		Cummulative 6 Months Ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Net profit for the period (RM'000)	**730,954**	792,274	**1,466,383**	1,360,955
Weighted average number of ordinary shares in issue ('000)	**3,896,103**	3,834,215	**3,893,807**	3,818,153
Effects of share option ('000)	**6,143**	18,363	**6,413**	31,705
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,902,246**	3,852,578	**3,900,220**	3,849,858
Diluted earnings per share (sen)	**18.73 sen**	20.56 sen	**37.60 sen**	35.35 sen

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
20 February 2008

END